Part II: Activities of the Broker-Dealer Operator and its Affiliates

Item 5: Other Products and Services

a.   Does the Broker-Dealer Operator offer Subscribers any products or services for the purpose of effecting transactions or submitting, disseminating, or displaying orders and trading interest in the NMS Stock ATS (e.g., algorithmic trading products that send orders to the ATS, order management or order execution systems, data feeds regarding orders and trading interest in, or executions occurring on, the ATS)?

☒ Yes   ☐ No

If yes, identify the products or services offered, provide a summary of the terms and conditions for use, and list here the applicable Item number in Part III of this form where the use of the product or service is explained. If there is no applicable Item in Part III, explain the use of the product or service with the ATS here.

~~BOATS provides real-time "Level 2" data to BOATS Subscribers (and their third-party service providers when authorized to connect data feeds on their behalf) through direct market data feeds. Level 2 data, also referred to as depth-of-book data, shows the best bid and offer and the quotations (bids and offers), outside of the best bid and offer for NMS stocks trading on BOATS.~~

~~BOATS provides the same real-time "Level 2" data to the Sponsored Access Clients (and their third-party services providers when authorized to connect data feeds on their behalf) of Subscribers in the same manner as such data is made available to Subscribers.~~

BOATS provides <u>all market</u> ~~the same real-time "Level 2"~~ data to Blue Ocean Technologies, LLC (<u>"BOT"</u>) <u>–</u> the parent company of the ATS operator<u>.</u> ~~– in the same manner as such data is made available to Subscribers.~~

<u>BOT manages and distributes all BOATS market data</u> ~~The parent assists the broker dealer operator in ensuring~~ <u>that Subscribers, Sponsored Access Clients, and</u> <u>Third-Party Distributors receive. Third-Party Distributors include vendors, service bureaus or service providers that consume or redistribute market data, Subscribers and non-Subscribers can receive the market data feed. Non-Subscribers that receive the market data feed include Third-Party Distributors.</u>

~~their third-party service providers (when authorized to connect data feeds on their behalf) who receive direct market data feeds are properly connected to the ATS. The parent does not charge for data. However, depending on the complexity and/or scope of work required to properly connect recipients, the parent charges fees to offset the costs directly associated with the delivery of the data.~~ <u>BOT distributes and disseminates real-time market data and does not offer any delayed market data services. Market data content that is disseminated to Subscribers, Sponsored Access Clients, and Third-Party Distributors does not contain any CTI. Any CTI contained in the creation of market data is anonymized by BOATS before being dissemination by BOT to Subscribers, Sponsored Access Clients, and Third-Party Distributors.</u> For more information, please see Part III, Item 15 and Part III, Item 19.

Item 6: Activities of Service Providers

    a.   Does any employee of the Broker-Dealer Operator or its Affiliate that services both the operations of the NMS Stock ATS and any other business unit or any Affiliate of the Broker-Dealer Operator ("shared employee") have access to confidential trading information on the NMS Stock ATS?

           ☒ TTY   Yes   ☐   No

        If yes, identify the business unit, Affiliate, or both that the shared employee services, and provide a summary of the role and responsibilities of the shared employee at the ATS and the business unit, Affiliate, or both that the shared employee services.

Both BOATS and BOT have ~~has~~ non-registered fingerprint personnel ("NRF Personnel") working ~~at BOATS~~ in technology and operations roles (application development, systems and infrastructure design, market data, systems administration, operations and database administration).

~~These NRF Personnel also work at Blue Ocean Technologies, LLC, the parent company of BOATS, in information technology support and data (email, communications, virtual conferencing, website administration, other business administration software, data product development, and data distribution).~~

These shared personnel have access to CTI. BOATS considers Subscribers' order and execution-related information and data or analytics related to a Subscriber's transactions to be confidential trading information subject to protection. CTI does not include post- execution reporting under applicable reporting rules or regulations.

CTI also does not include aggregated data resulting from the combination of historical data associated with a Subscriber and other BOATS' Subscribers. The ~~Managing Director/~~CCO determines on an individual basis whether the duties of an individual warrants access to CTI, and, specifically, to which CTI they are granted access.

    b.   Does any entity, other than the Broker-Dealer Operator, support the services or functionalities of the NMS Stock ATS ("service provider") that are required to be explained in Part III of this form?

           ☒ TTY   Yes   ☐   No

        If yes, both identify the service provider and provide a summary of the role and responsibilities of the service provider in response to the applicable Item number in Part III of this form, as required. List the applicable Item number here. If there are services or functionalities that are not applicable to Part III, identify the service provider, the services and functionalities, and also provide a summary of the role and responsibilities of the service provider here.

Equinix NY4 is the outsourced data center for BOATS' matching engines. Equinix provides a secure space for the BOATS servers, as well as cross-connects, power, space, and professional services. Further information on Equinix is contained in Part III, Item 6.

Fundamental Interactions, Inc. ("FI") is a technology and software developer that licenses certain matching engine software products to BOATS via a sub-licensing agreement with BOT Blue Ocean Technologies, LLC - the parent company of the ATS operator. FI hosts BOATS' servers in their secure cage within the Equinix NY4 data center. BOATS uses FI technology and software for matching, risk, and data dissemination, with full control of these activities exercised by the ATS. FI personnel ("FI Personnel") also provide support services to BOATS regarding the use of the FI technology and software. See also Part III, Item 11.

As described in Part III, Item 22, BOATS has entered into a clearing agreement with Velox Clearing LLC (NSCC # 3856), a FINRA member firm and a member of the National Securities Clearing Corporation, to provide for clearance and settlement of transactions executed on the ATS.

OneMarketData LLC provides last print data to BOATS.

    c.   If yes to Item 6(b), does the service provider, or any of its Affiliates, use the NMS Stock ATS services?

        ☐ Yes | TTY | No

If yes, identify the service provider, or the Affiliate as applicable, and the ATS services that the service provider or its Affiliates use.

Item 7: Protection of Confidential Trading Information

    a.   Describe the written safeguards and written procedures to protect the confidential trading information of Subscribers to the NMS Stock ATS, including:

        i.   written standards controlling employees of the ATS that trade for employees' accounts; and

        ii.   written oversight procedures to ensure that the safeguards and procedures described above are implemented and followed.

BOATS considers Subscribers' order and execution-related information and data or analytics related to a Subscriber's transactions to be confidential trading information subject to protection. Improper use of CTI would be using the knowledge of such confidential information to conduct trading in advance of Subscribers or Sponsored Access Clients ("front running"), sharing such information with others who might front run Subscribers or Sponsored Access Clients, or using such information to gather intelligence on the positions in securities that a Subscriber or Sponsored Access Client might hold. The ~~Managing Director/~~CCO reviews samples of emails of both Registered Representatives and NRF personnel; the ~~Managing Director/~~CCO reviews such emails weekly for any indication of improper use of CTI. BOATS does not use instant messaging, and personnel are prohibited from using text messaging for business purposes.

Both BOATS and BOT have ~~has~~ implemented written safeguards and written procedures to protect CTI, consistent with Rule 301(b)(10) of Regulation ATS. Specifically, both BOATS and BOT have ~~has~~ established internal controls at the trading system and personnel levels intended to prevent CTI from passing ~~from BOATS~~ to any unauthorized individuals or entities, and to prevent Registered Representatives (personnel who are registered with the firm's SRO - FINRA) or ~~,~~ NRF Personnel~~, and FI Personnel~~ from improperly using CTI. Both BOATS and BOT maintain~~s~~ policies and procedures designed to control access to its servers, database, market data feeds and associated applications which include policies and procedures for the creation and distribution of market data. Any individual seeking access to systems which contain Subscribers' confidential trading information must submit a request to the ~~Managing Director/~~CCO of BOATS for each server, database, and/or application which may contain the information. The ~~Managing Director/~~CCO of BOATS must approve such request(s) before an individual is granted access. An individual's request to gain access shall be denied by the ~~Managing Director~~/CCO if it is not a prerequisite for the requesting individual to carry out his or her duties.

All approved access requests are subject to periodic (at least quarterly) review by the ~~Managing Director/~~CCO pursuant to BOATS' written supervisory procedures ("WSPs") to ensure that the rationale for granting access is still relevant. Further access to the servers, the database, and/or applications is denied if upon review it is deemed that an individual no longer requires access to CTI to carry out his or her duties.
.
BOATS personnel (designated by the ~~Managing Director/~~CCO) review BOATS trade data daily for suspicious activity, such as wash trading, self-matching and front running that might indicate misuse of CTI.

The internal controls that BOATS employ~~s~~, which also apply to BOT, include the following:

Control and Supervision of Access to Confidential Trading Information ~~–~~ — BOATS and BOT ha~~s~~ve procedures and safeguards in place to protect CTI. In accordance with Rule 301(b)(10), the ~~Managing Director/~~CCO of BOATS ensures that access to CTI is limited to Registered Representatives, and the NRF Personnel ~~and FI Personnel~~ identified in Part II, Items 6(a) and (b), and that such personnel have access only to the CTI for which they have been permissioned as described in Part II, 6(a). The BOATS ~~Managing Director/~~CCO supervises NRF Personnel ~~and FI Personnel~~ who have access to CTI. As discussed in Part II, Item 6(a), the ~~Managing Director/~~CCO of BOATS determines on an individual basis whether to grant access to CTI to any additional personnel and such access is granted only to support the operation of BOATS based on the job functions of those being granted access. The Registered Representatives and NRF Personnel responsible for supporting BOATS operations have controlled access via login credentials to view orders and trades in the ATS system.

Registered Representatives and NRF Personnel with Trading Operations and IT/operations responsibilities may view real-time order and trade information through a front-end graphic user interface ("GUI") or FI console. Registered Representatives and NRF Personnel with IT/operations responsibilities may access order and trade information by means of querying a database. Additionally, Registered Representatives and NRF Personnel described in Part II Items 6(a) have access to historical information through access to a shared drive. If an order has been entered into BOATS, it resides on the BOATS server, but such data is only accessible by Registered Representatives, NRF Personnel or FI Personnel who support BOATS operations as supervised by the BOATS ~~Managing Director/~~CCO. BOATS requires Registered Representatives and NRF Personnel to understand the authorized uses of CTI and requires such personnel to acknowledge this understanding by attesting in writing that they have reviewed and understood BOATS' written supervisory procedures ("WSPs").

These personnel undergo annual compliance training that includes materials related to protecting CTI. Registered Representatives and NRF Personnel with access to CTI are required to complete an annual attestation regarding the proper use of CTI. The ~~Managing Director/~~CCO is also responsible for determining whether to grant FI Personnel, as that term is defined in Part II, Item 6(b), access to CTI, either on a temporary or permanent basis, and for determining what CTI such persons may be granted access. FI Personnel's access to servers is limited to specific IP addresses using Network Address Translation and explicit firewall access rules. Limited user remote server access is allowed only via Secure Shell (SSH) and the FI console, both of which are limited to specific users and are password protected. FI Personnel are subject to strict contractual prohibitions on the use of any of BOATS CTI, and FI Personnel's access to CTI is supervised by the BOATS ~~Managing Director/~~CCO. Registered Representatives, NRF Personnel and FI Personnel therefore understand that they cannot misuse CTI. BOATS conducts periodic reviews of access to CTI to ensure BOATS' continued compliance with Rule 301(b)(10). As part of the review, BOATS confirms that individuals with access to CTI continue to have a valid need to access such information based on the access standards set out for a given position in this Part II, Item 7(a).

Trading Systems Controls - NRF Personnel and FI Personnel help to maintain the operability of the BOATS trading system and related market data feed. System access to the ATS server is regulated by secure logins and monitored by compliance personnel. FI provides the infrastructure and technology for BOATS via a sub-licensing agreement with BOT ~~Blue Ocean Technologies, LLC~~ - the parent company of the ATS operator. BOATS, utilizing that licensed technology, is responsible for the maintenance and support of the order book and Subscriber/Sponsored Access Client information. The ATS utilizes a dynamic and real-time application to monitor intraday trading from a trade support perspective. As an additional protection, neither BOATS (or its parent company) nor FI conduct any principal trading or market making activity.

Restricted Access to Network Infrastructure - The ATS servers and networking equipment is located the Equinix NY4 data center. FI Personnel provide technical support regarding the operation of the software and hardware used by the ATS for its matching engine and its market data distribution. When needed, FI Personnel work with NRF Personnel to resolve software systems and hardware issues that may require access to the BOATS network infrastructure and CTI subject to the supervision of Registered Representatives and NRF Personnel.

Personal Securities Transactions - BOATS' policies and procedures require Registered Representatives and NRF Personnel to hold any securities acquired in personal securities transactions for 30 days. BOATS' CCO receives duplicate copies of all brokerage statements and trade confirmations of such personnel. The CCO reviews these documents when they are received and looks for unusual trading patterns, e.g., trades involving unusual quantities and trading in certain types of securities. We note that given that trading in NMS stocks on BOATS occurs outside of Core Market Hours, it is unlikely that Registered Representatives or NRF Personnel could use CTI for personal trading either on BOATS, where they are prohibited from trading, or for trading on markets during Core Market Hours, at which time the CTI likely would be stale. The policies and procedures cover all securities transactions in outside brokerage accounts directed by the personnel referenced in the preceding paragraph, including but not limited to, transactions in securities issued by a company (e.g., stocks, bonds), transactions in any reference securities (e.g., options, preferred stock, futures), and transactions in any packaged products including but not limited to mutual funds and exchange traded funds.

b. Can a Subscriber consent to the disclosure of its confidential trading information to any Person (not including those employees of the NMS Stock ATS who are operating the system or responsible for its compliance with applicable rules)?

☐ Yes ☒ No

If yes, explain how and under what conditions.

d. Provide a summary of the roles and responsibilities of any Persons that have access to confidential trading information, the confidential trading information that is accessible by them, and the basis for the access.

Registered Representatives have access to CTI via the FI console (see Part II 7(a)). Registered Representatives run the broker dealer, particularly, those aspects which are client facing including sales, marketing, approval of Subscribers, trading operations, oversight of trading operations, and supervision of the firm (by those Registered Representatives designated by the firm as the principals with FINRA). NRF Personnel including BOATS and BOT personnel have access to CTI via the FI console (see Part II 7(a)). NRF Personnel are responsible for the proper operation of the firm's systems that support the business of the firm including market data. FI Personnel have access to CTI via the FI console (see Part II 7(a)). FI Personnel are responsible for assisting NRF Personnel in the performance of their duties. The CTI that is available to Registered Representatives, NRF Personnel including both BOATS and BOT personnel~~,~~ and FI Personnel is the same, and it is comprised of real-time information on the quotes entered in the matching engine, specifically, which Subscribers/Sponsored Access Clients are actively placing quotes on the ATS, the securities in which they are placing those quotes, and the trades executed in those securities. Access to CTI is determined by and periodically reviewed by the ~~Managing Director/~~CCO of BOATS. If Registered Representatives, NRF Personnel, or FI Personnel require access to CTI to do their jobs, access is given. If their jobs do not warrant access, access is denied. If their jobs no longer warrant access (as determined during periodic review), access is revoked.

Part III: **Manner of Operations**

Item 15: Display

    a.   Does the NMS Stock ATS operate as an Electronic Communication Network as defined in Rule 600(b)(23) of Regulation NMS?

      ☐ Yes   ☒[TIY] No

    b.   Are Subscriber orders and trading interest bound for or resting in the NMS Stock ATS displayed or made known to any Person (not including those employees of the NMS Stock ATS who are operating the system)?

      ☒[TIY] Yes   ☐ No

      If yes, explain the display procedures, including how and when Subscriber orders and trading interest are displayed, how long orders and trading interest are displayed, what information about orders and trading interest is displayed, and the functionality of the Broker-Dealer Operator and types of market participants that receive the displayed information.

~~BOATS provides real-time "Level 2" data to BOATS Subscribers (and their third-party service providers when authorized to connect data feeds on their behalf), the Sponsored Access Clients of Subscribers (and their third-party service providers when authorized to connect data feeds on their behalf), and Blue Ocean Technologies, LLC through direct market data feeds (as described in Part II Item 5(a) Other Products and Services. Level 2 data, also referred to as depth-of-book data, shows the best bid and offer and the quotations (bids and offers) outside of the best bid and offer for NMS stocks trading on BOATS. The data feeds deliver data during the operating hours of the ATS (8:00 p.m. - 4:00 a.m. ET). The data is the same and the method of delivery is the same for all recipients of the data feed.~~

~~Subscribers and Sponsored Access Clients who take the BOATS data feed may take that data directly into their order or execution management systems. This Level 2 data includes all bids and offers on the ATS's order book; high and low trade prices in a symbol during a trading session on the ATS; last sale price on the ATS; opening price for the symbol on the ATS in that trading session; and the volume of trading in that symbol on the ATS during the session.~~

~~BOATS uses FI technology and software to transmit direct market data feeds to Subscribers, Sponsored Access Clients, and Blue Ocean Technologies, LLC from the ATS's data center in Equinix NY4.~~

~~BOATS does not charge a fee to Subscribers, Sponsored Access Clients, or Blue Ocean~~

Technologies, LLC for receiving the data feed.

Blue Ocean Technologies, LLC assists BOATS in ensuring that Subscribers (and their third-party service providers when authorized to connect data feeds on their behalf), Sponsored Access Clients (and their third-party service providers when authorized to connect data feeds on their behalf) who receive direct market data feeds are properly connected to the ATS. Blue Ocean Technologies, LLC does not charge for the data. However, depending on the complexity and/or scope of work required to properly connect recipients to the ATS, Blue Ocean Technologies, LLC charges fees to offset the costs directly associated with the delivery of the data.

The direct market data feeds deliver market data during the operating hours of the ATS (8:00 p.m. – 4:00 a.m. EDT).

Subscribers, Sponsored Access Clients, and Third-Party Distributors who take the BOT direct market data feed may take that data directly into their order or execution management systems. Third-Party Distributors include vendors, service bureaus or service providers that consume or redistribute market data. BOT provides market data that includes Top of Book and Full Depth of Book for all symbols traded on the ATS during the session.

Recipients of direct market data feeds are NOT required to be a Subscriber or Sponsored Access Client of BOATS.

BOT also utilizes FI Technology and software to transmit direct market data feeds from the BOATS data center in Equinix NY4.

Item 19: Fees

a. Identify and describe any fees or charges for use of the NMS Stock ATS services, including the type of fees (e.g., subscription, connectivity), the structure of the fees (e.g., fixed, volume-based, transaction-based), variables that impact the fees (e.g., types of securities traded, block orders, form of connectivity to the ATS), differentiation among types of Subscribers (e.g., broker-dealers, institutional investors, retail) and range of fees (e.g., high and low).

b. Identify and describe any fees or charges for use of the NMS Stock ATS services that are bundled with the Subscriber's use of non-ATS services or products offered by the Broker-Dealer Operator or its Affiliates, including a summary of the bundled services and products, the structure of the fee, variables that impact the fee, differentiation among types of Subscribers, and range of fees.

BOATS charges Subscribers a negotiated per-executed-share-fee for shares executed on the NMS Stock ATS regardless of whether the Subscriber or its Sponsored Access Client enters the orders underlying the transactions. That is, BOATS only charges Subscribers. This fee may be in the form of a rebate (for adding liquidity to the ATS i.e., posting orders to the ATS which are not immediately executed against trading interest already on the ATS) or a charge (for taking liquidity i.e., posting orders to the ATS which are immediately executed against trading interest already on the ATS). Negotiated per-executed share fees range from ($.0027) for adding liquidity to $.0030 for taking liquidity. All Subscribers are charged appropriate pass through fees which are permitted under the rules promulgated by the SEC and FINRA.

~~BOATS does not charge a fee to Subscribers, Sponsored Access Clients, or Blue Ocean Technologies, LLC for data. However, depending on the complexity and/or scope of work required to properly connect recipients to the ATS, Blue Ocean Technologies, LLC charges fees to BOATS to offset the costs directly associated with the delivery of the data to recipients. BOATS passes through these fees to recipients~~ <u>BOT leverages Third-Party Distributors to deliver market data to recipients. BOT charges Subscribers and Sponsored Access Clients for market data. Depending on setup costs, recurring fees, and technology integration costs, BOT incurs costs to fully integrate its direct market data feed into the Third-Party Distributors platform. BOT charges $12,500 for the Third-Party Distributors and charges $5,000 for receiving market data directly from BOT (i.e., Subscribers and Sponsored Access Clients) </u>(see Part II, Item 5 and Part III, Item 15).